ThinkEquity, a division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, NY 10004

August 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruari Regan

RE:	Harbor Custom Development, Inc. (the “Company”)
File No. 333-237507
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. Eastern Time on Friday, August 28, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity, a division of Fordham
Financial Management, Inc.

By:	/s/ Priyanka Mahajan
Name:	Priyanka Mahajan
Title:	Managing Director, Investment Banking